K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 29, 2018
VIA EDGAR
Ms. Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618) and First Investors Income Funds (File Nos. 002-89287 and 811-03967) Responses to Comments on the Registration Statements on Form N-1A

Dear Ms. Vroman-Lee:
The following are responses to the comments that we received from you by telephone on January 8, 2018, regarding Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A of the First Investors Equity Funds and Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A of the First Investors Income Funds (together, the “Registration Statement”), related to the First Investors Balanced Income Fund, First Investors Investment Grade Fund, First Investors Limited Duration Bond Fund and First Investors Total Return Fund (together, the “Funds”), that was filed with the Securities and Exchange Commission (“SEC”) on November 27, 2017.  First Investors Equity Funds and First Investors Income Funds are collectively referred to in this letter as the “Registrant.”  Your comments and the Registrant’s responses are set forth below.
General Comments

1.	Please update the name of the First Investors Limited Duration Bond Fund on the SEC’s EDGAR system prior to the effective date of the Registration Statement.

The Registrant will update the name of the First Investors Limited Duration Bond Fund on the SEC’s EDGAR system prior to the effective date of the Registration Statement.

2.	The SEC’s EDGAR system does not reflect that the First Investors Total Return Fund offers Class B shares. Confirm, supplementally, that the Fund offers Class B shares.

The Registrant confirms that the First Investors Total Return Fund offers Class B shares and that the EDGAR system for the First Investors Equity Funds reflects that the Fund offers Class B shares.

Securities and Exchange Commission
January 29, 2018

Fund Summaries

3.
Footnote 2 to the “Annual Fund Operating Expenses” tables for the First Investors Balanced Income Fund and First Investors Limited Duration Bond Fund states that Foresters Investment Management Company, Inc. (“Adviser”) has agreed to limit its fees and/or reimburse expenses to the extent that a Fund’s Total Annual Fund Operating Expenses exceed certain levels (“Expense Limitation Agreements”).

(a)	Confirm, supplementally, that the Expense Limitation Agreements will continue for a period of at least one year from the effective date of the Registration Statement.

The Registrant confirms that the Expense Limitation Agreement for the First Investors Balanced Income Fund will remain in effect for at least one year from the effective date of the Registration Statement.  The First Investors Limited Duration Bond Fund is no longer subject to an Expense Limitation Agreement and the relevant disclosure has been removed from the “Annual Fund Operating Expenses” table for the Fund.

(b)
Confirm, supplementally, that the Adviser may only recoup the fees and expenses previously waived and/or reimbursed by it under the Expense Limitation Agreements: (i) within three years from the date of such waiver and/or reimbursement; (ii) to the extent the recoupment does not cause a Fund’s expenses to exceed the limits established under the Expense Limitation Agreement at the time the fees and expenses were waived and/or reimbursed; and (iii) to the extent the recoupment does not cause a Fund’s expenses to exceed the current limits established under the Expense Limitation Agreement.

The Registrant confirms that the Adviser may only recoup the fees and expenses previously waived and/or reimbursed by it under the Expense Limitation Agreements in the circumstances described by the SEC staff (“Staff”).  The First Investors Balanced Income Fund discloses in Footnote 2 that the “Adviser can be reimbursed by the Fund within three years after the date of the fee limitation and/or expense reimbursement has been made by the Adviser, provided that such repayment does not cause the expenses of the Fund’s Class A, Advisor Class or Institutional Class shares to exceed the applicable expense ratio in place at the time the expenses are waived or assumed or the current limits established under the Expense Limitation Agreement.”

4.	The “Principal Investment Strategies” section for the First Investors Balanced Income Fund states that the Fund may invest in exchange-traded funds. Confirm

Securities and Exchange Commission
January 29, 2018

whether a separate line item for acquired fund fees and expenses (“AFFEs”) should be included in the Annual Fund Operating Expenses table for this Fund or any of the other Funds pursuant to Form N-1A, Item 3, Instruction 3(f)(i).

No Fund incurred AFFEs in excess of 0.01% during the last fiscal year or is expected to incur AFFEs in excess of 0.01% in the future.  Accordingly, no separate line item has been added to the Annual Fund Operating Expenses table for any of the Funds.

5.
In the “Principal Investment Strategies” or the “Principal Risks” section for each Fund, disclose the duration of the Fund’s portfolio, provide an explanation of duration and include an example of duration using a hypothetical 1% increase and decrease in interest rates.

The “Principal Investment Strategies” section of the Fund Summary for the First Investors Balanced Income Fund states that the Fund may invest in bonds of any duration.  The explanation and example of duration appear in “The Funds in Greater Detail” section of the statutory prospectus under “Principal Risks” - “Interest Rate Risk.”

The “Principal Investment Strategies” section of the Fund Summary for the First Investors Limited Duration Bond Fund states that the Fund seeks to maintain an average weighted duration of between two and six years and includes an explanation and example of duration.

For each of the other Funds, the explanation and example of duration appear in “The Funds in Greater Detail” section of the statutory prospectus under the “Principal Risks” - “Interest Rate Risk.”

6.
The “Principal Investment Strategies” section for the First Investors Investment Grade Fund and the First Investors Limited Duration Bond Fund state that “[t]he Adviser will not necessarily sell an investment if its rating is reduced” and “Muzinich may sell a bond when it shows deteriorating fundamentals.”  Please reconcile these disclosures.

The “Principal Investment Strategies” section for each Fund states that Muzinich will be responsible for managing a portion of the Fund’s assets.  The factors considered by Muzinich in determining whether to sell an investment are relevant only to the sleeve of each Fund that Muzinich manages.  The Adviser may consider other factors in determining whether to sell an investment for the remainder of the Fund’s assets.   As the determination whether to sell an investment is made independently by Muzinich and the Adviser with respect to the separate sleeves of each Fund,  the Registrant does not believe the disclosure requires reconciliation.

Securities and Exchange Commission
January 29, 2018

7.
The “Principal Investment Strategies” section of the Fund Summary for each Fund discloses that each Fund may invest in mortgage-backed and/or other asset-backed securities.  Disclose the risks of mortgage-backed and other asset-backed investments in the “Principal Risks” section.

The principal risks of investing in mortgage-backed and/or other asset-backed securities are described in “Credit Risk,” “Interest Rate Risk” and “Prepayment and Extension Risk.”

8.
The “Principal Risks” section for the First Investors Investment Grade Fund and First Investors Limited Duration Bond Fund includes “Sector Risk.”  In the “Principal Investment Strategies” section for each Fund, disclose that the Fund may invest significantly in a specific sector.

The Registrant has made the requested change.

9.
In the “Portfolio Manager” section for each Fund, disclose the portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.  Specifically, disclose whether Messrs. Comeaux and Petermann of Muzinich are jointly and primarily responsible for the day-to-day management of the Fund with the FIMCO portfolio managers.

Form N-1A, Item 5(b) requires only that registrants disclose the “person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” and believes the disclosure satisfies those requirements.  Neither Form N-1A, Item 5(b), nor the instructions to that item, require that the disclosure state that the portfolio managers are jointly and primarily responsible for the day-to-day management of a Fund.  Accordingly, the Registrant has revised the disclosure to state the portfolio managers identified for the Adviser and Muzinich are primarily responsible for managing the relevant portion of each Fund.

Securities and Exchange Commission
January 29, 2018

Statutory Prospectus

10.	In the “Fund Management in Greater Detail” section, disclose the portfolio managers who are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.

Form N-1A, Item 10(a)(2) requires that registrants describe the business experience of each portfolio manager identified in response to Form N-1A, Item 5(b).  As discussed above, Form N-1A, Item 5(b) requires that registrants disclose the “person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Registrant believes that the disclosure satisfies those requirements.  Neither Form N-1A, Items 5(b) or 10(a)(2), nor the instructions to that item, require that the disclosure state that the portfolio managers are jointly and primarily responsible for the day-to-day management of a Fund.  Accordingly, the Registrant has added the following statement preceding the information about the Funds’ portfolio managers:  “Information regarding each of the Portfolio Managers who is primarily responsible for managing all or a portion of the assets of a Fund, except as otherwise indicated in “The Funds’ Summary Section,”  is set forth below.”

Statement of Additional Information

11.
In the “Investment Policies of the First Investors Income Funds” section, clarify the description of the First Investors Investment Grade Fund’s fundamental investment policy with respect to concentration.

The Registrant has made the requested change.

Signatures

12.
Revise the signature pages to designate the individual executing the Registration Statement as the Treasurer also as the principal accounting officer of the Registrant pursuant to Section 6(a) of the Securities Act of 1933, as amended.

The Registrant has made the requested change.

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Securities and Exchange Commission
January 29, 2018

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:            Mary Carty
Mary Najem
   Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
   K&L Gates LLP